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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aduromed Industries, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00739T104
(CUSIP Number)

Joseph A. Esposito
150 Rumson Road
Rumson, NJ 07760
732-299-5854
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Joseph A. Esposito I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 72,900,000(1)
	8	SHARED VOTING POWER: 72,900,000(1)
	9	SOLE DISPOSITIVE POWER: 72,900,000(1)
	10	SHARED DISPOSITIVE POWER: 72,900,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 72,900,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.29%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)
Reflects (i) 8,900,000 outstanding shares held by E4 LLC which Mr. Esposito controls (ii) 20,000,000 outstanding shares held by Mr. Esposito’s personal IRA account, (iii) 20,000,000 shares issuable upon exercise of warrants at an exercise price of $0.025 per share held by E4 LLC, (iv) 20,000,000 shares issuable upon exercise of warrants at an exercise price of $0.025 per share held by Mr. Esposito’s personal IRA account, and (v) 4,000,000 issuable upon exercise of an option at an exercise price of $0.025 per share held by E4 LLC .

(2)	Calculated on the basis of 548,529,311 shares of Common Stock of the Issuer outstanding as of September 2, 2008 (as provided by the Issuer).

ITEM 1.	SECURITY AND ISSUER
Title of Class of Securities:   Common Stock $.0001 par value (the “Shares”)
Name and Address of Issuer:
Aduromed Industries, Inc. (the “Issuer”)
3 Trowbridge Drive
Bethel, CT 06896

ITEM 2.	IDENTITY AND BACKGROUND
Name of Reporting Person: Joseph A. Esposito
Address of Reporting Person: 150 Rumson Road, Rumson, NJ 07760
Present Principal Occupations: Mr. Esposito is a professional business consultant to the Issuer and also to Insight Venture Partners, a private equity firm.

During the past five years Mr. Esposito has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Esposito, through his wholly-owned entity, E4 LLC, entered into a business consulting contract with the Issuer dated August 27, 2007. As partial consideration for providing services under this consulting contract the Issuer issued 900,000 shares of Common Stock to E4 LLC for the period from August 2007 to August 2008. Mr. Esposito’s consulting contract was extended by the Issuer for a three year period through August 2011, and as part of such extension arrangement E4 LLC received a warrant to purchase 12,000,000 shares of Common Stock at an exercise price of $0.025 per share and an option currently exercisable for 4,000,000 shares of Common Stock at an exercise price of $0.025 per share. Mr. Esposito also invested, through E4 LLC and his personal IRA account, a total of $350,000 into the Issuer as part of the Issuer’s Master Restructuring Agreement which was consummated as of August 4, 2008. As part of this investment, (i) E4 LLC received 8,000,000 shares of Common Stock, (ii) E4 LLC received warrants to purchase 8,000,000 shares of Common Stock at an exercise price of $0.025 per share, (iii) Mr. Esposito’s personal IRA account received 20,000,000 shares of Common Stock, and (iv) Mr. Esposito’s personal IRA account received warrants to purchase 20,000,000 shares of Common Stock at an exercise price of $0.025 per share.

ITEM 4.	PURPOSE OF TRANSACTION

Issuer's purpose in entering into the consulting agreement with Mr. Esposito and extending such consulting agreement was to benefit from Mr. Esposito’s extensive business experience in helping Issuer restructure the company and implement a new business plan. Issuer’s purpose in entering into the Master Restructuring Agreement was to restructure outstanding preferred securities and debt securities of the Issuer into common equity and also to secure additional equity investment capital into the Issuer for working capital and to implement its new business plan.

Mr. Esposito may sell some or all of his Shares from time to time in ordinary market transactions.

Except as set forth above, Mr. Esposito has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Items 4 (a) through (j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) Beneficially owned:

72,900,000 shares of Common Stock*

Percent of class:

Based upon the 548,529,311 shares of Common Stock of the
Issuer outstanding as of September 2, 2008 (as provided by the Issuer)
the Reporting Person holds approximately 13.29%* of
the issued and outstanding Common Stock of the Issuer.

(b) Number of shares to which Reporting Person has:

(i) Sole power to vote or direct the vote: 72,900,000*

(ii) Shared power to vote or direct the vote: 72,900,000 shares*.

(iii) Sole power to dispose of or to direct the disposition of: 72,900,000*

(iv) Shared power to dispose of or direct the disposition of: 72,900,000 shares.*

* The Reporting Person beneficially owns an aggregate of
72,900,000 shares of Common Stock. The foregoing amount of
Common Stock reflects (i) 8,900,000 outstanding shares held
by E4 LLC which Mr. Esposito controls (ii) 20,000,000 outstanding shares held by Mr. Esposito’s personal IRA account, (iii) 20,000,000 shares issuable upon exercise of warrants at an exercise price of $0.025 per share held by E4 LLC, (iv) 20,000,000 shares issuable upon exercise of warrants at an exercise price of $0.025 per share held by Mr. Esposito’s personal IRA account, and (v) 4,000,000 issuable upon exercise of an option at an exercise price of $0.025 per share held by E4 LLC .

(c) Within the last 60 days, (i) on July 11, 2008 E4 LLC invested $35,000 in the Issuer in return for 2,800,000 shares of common stock and a warrant to purchase 2,800,000 shares of common stock at an exercise price of $0.025 per share, (ii) on August 4, 2008 E4 LLC invested $65,000 in the Issuer in return for 5,200,000 shares of common stock and a warrant to purchase 5,200,000 shares of common stock at an exercise price of $0.025 per share, (iii) on August 4, 2008 Mr. Esposito’s personal IRA account invested $250,000 in the Issuer in return for 20,000,000 shares of common stock and a warrant to purchase 20,000,000 shares of common stock at an exercise price of $0.025 per share, (iv) in August 2008 E4 LLC was issued 75,000 shares of common stock as partial consideration under an August 27, 2007 consulting agreement, (v) on August 4, 2008 E4 LLC was issued a warrant for the purchase of 12,000,000 shares of common stock at an exercise price of $0.025 per share as partial consideration under a consulting agreement with the Issuer dated August 4, 2008 and (vi) on August 4, 2008 E4 LLC was issued an option for the purchase of 12,000,000 shares of common stock at an exercise price of $0.025 per share, which is currently exercisable with respect to 4,000,000 shares, as partial consideration under a consulting agreement with the Issuer dated August 4, 2008.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2008	/s/ Joseph A. Esposito Joseph A. Esposito